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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                           (Amendment No. _______)*


                   Security Associates International, Inc.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                 813 764 305
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                                (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 813 764 305                                       Page 2 of 5 Pages
-----------------------------                           ------------------------

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     TJS Partners, L.P.
     Thomas J. Salvatore(1)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
     *(See Instructions)                                                (b) [ ]

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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION
     a New York Limited Partnership/USA

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NUMBER OF SHARES       5   SOLE VOTING POWER  6,458,443 Shares(2)(3)
BENEFICIALLY OWNED                           -----------
BY EACH REPORTING     ----------------------------------------------------------
PERSON WITH            6   SHARED VOTING POWER   0   Shares(2)(3)
                                              -------
                      ----------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER 6,458,443 Shares(2)(3)
                                                 -----------
                      ----------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER   0   Shares(2)(3)
                                                    ------

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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON 6,458,443  Shares(2)(3)
           -----------
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10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions) [ ]

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  51.5%
                                                       --------

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12   TYPE OF REPORTING PERSON (See Instructions)
           PN
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(1)  Mr. Salvatore is the managing general partner of TJS Management, L.P.
     which is the General Partner of TJS Partners, L.P. Accordingly, Mr. Salvatore has the power to direct the voting and disposition of all shares held by TJS Partners, L.P.

(2) Assumes conversion of 64,458.43 shares of convertible preferred stock at a conversion rate of 100 shares of common stock for each share of convertible preferred stock.

(3) TJS Partners, L.P. also holds "mirror options," pursuant to a Standby Option and Warrant Agreement dated 9/5/96 and amended 12/31/96 to purchase shares of convertible preferred stock equivalent to 1/100 the number of shares of common stock actually purchased by certain other option holders, at the same prices. The TJS option is exercisable as of the actual dates of exercise of the other options, based upon the actual numbers of shares purchased by the other option holders. Assuming the maximum value of shares are purchased by such other option holders, TJS will have the option to purchase 4,225 shares of convertible preferred stock (equivalent to 422,500 shares of common stock) at an aggregate price of $541,250.




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ITEM 1.

     (a)  Name of Issuer:
                Security Associates International, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
            2101 South Arlington Heights Road, Suite 100
            Arlington Heights, IL  60005-4142
ITEM 2.


     (a)  Name of Person Filing:
          TJS Partners, L.P.
          Thomas J. Salvatore(1)

     (b)  Address of Principal Business Office or, if none, Residence:
          115 East Putnam Avenue
          Greenwich, CT  06830

     (c)  Citizenship:   USA

     (d)  Title of Class of Securities: Common Stock

     (e)  CUSIP Number:  813 764 305

ITEM 3. IF THIS STATEMENT IS BEING FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ] Broker or Dealer registered under Section 15 of the Act

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act

     (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employment Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

     (g)  [ ] Parent Holding Company, in accordance with Section
              240.13d-1(b)(ii)(G)

     (h)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)



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ITEM 4.  OWNERSHIP

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceed five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned: 6,458,443 (2)(3)

     (b)  Percent of Class: 51.5%

     (c)  Number of shares as to which such person has:

           (i)   sole power to vote or to direct the vote 6,458,443 (2)(3)
           (ii)  shared power to vote or to direct the vote  -0-
           (iii) sole power to dispose or to direct the disposition of 6,458,443 (2)(3)
           (iv)  shared power to dispose or to direct the disposition of -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
      than five percent of the class of securities, check the following      [ ]

      NOT APPLICABLE

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     NOT APPLICABLE



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ITEM 10.  CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                   February 1, 1998
                                   ____________________________________
                                   Date

                                   /s/ Thomas J. Salvatore
                                   ____________________________________
                                                Signature

                                   Thomas J. Salvatore, the managing general
                                   partner of TJS Management, L.P., the general
                                   partner of TJS Partners, L.P.
                                   ____________________________________
                                                Name/Title




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